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                            December 28, 2020

       G. Andrew Ochoa
       Chief Executive Officer
       Waverly Labs Inc.
       19 Morris Avenue
       Brooklyn, New York 11205

                                                        Re: Waverly Labs Inc.
                                                            Amendment 1 to
Offering Statement on Form 1-A
                                                            Filed December 15,
2020
                                                            File No. 024-11323

       Dear Mr. Ochoa:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

       Amendment 1 to Form 1-A filed December 15, 2020

       Balance Sheets, page F-1

   1. Tell us how presenting the amounts in the Funds held in escrow caption, which appear to include unpaid
subscriptions receivable from December 31, 2019, is consistent with your policy outlined on page
F-5. Please explain to us why the amounts have not been
                                                        reclassified to a
contra account to stockholders' equity at both June 30, 2020 and
                                                        December 31, 2019.
Refer to ASC 505-10-45-2. This comment also applies to your
                                                        audited financial
statements.
       Note 9: Recent Accounting Pronouncements, page F-13

   2. We note your disclosures relating to ASU 2016-02 - Leases (ASC842) and that you have
 G. Andrew Ochoa
Waverly Labs Inc.
December 28, 2020
Page 2
      not yet adopted the standard. To the extent you have elected to delay the adoption of new or revised financial accounting standards until the adoption date required for private companies, please revise the filing to include the disclosures required by Part F/S(a)(3) of this Form, or advise us. This comment also applies to your audited financial statements.
       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameG. Andrew Ochoa
                                                            Division of
Corporation Finance
Comapany NameWaverly Labs Inc.
                                                            Office of
Manufacturing
December 28, 2020 Page 2
cc:       Jeffrey S. Marks
FirstName LastName